FORM 6-K

Securities and Exchange Commission
washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Responds to Media Report	1.

Document 1

NEWS RELEASE

January 14, 2015

FOR IMMEDIATE RELEASE

BlackBerry Responds to Media Report

WATERLOO, ONTARIO--(Marketwired - Jan. 14, 2015) - BlackBerry Limited (NASDAQ:BBRY)(TSX:BB) ("BlackBerry") is aware of certain press reports published today with respect to a possible offer by Samsung to purchase BlackBerry. BlackBerry has not engaged in discussions with Samsung with respect to any possible offer to purchase BlackBerry. BlackBerry's policy is not to comment on rumors or speculation, and accordingly it does not intend to comment further.

About BlackBerry
A global leader in mobile communications, BlackBerry(R) revolutionized the mobile industr y when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 15, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer